EXHIBIT 77D
For IDS Special Tax-Exempt Trust
series IDS Insured Tax-Exempt Fund
series IDS Massachusetts Tax-Exempt Fund series IDS Michigan Tax-Exempt Fund series IDS Minnesota Tax-Exempt Fund series IDS New York Tax-Exempt Fund series IDS Ohio Tax-Exempt Fund




At the Board of Directors meetings held on October -7-8, 1998, the following investment policies were eliminated for the six-month period ending 12/31/98:

Pledge or mortgage its assets beyond 15% of total assets. If a Fund were ever to do so, valuation of the pledged or mortgaged assets would be based on market values. For purposes of this policy, collateral arrangements for margin deposits on a futures contract are not deemed to be a pledge of assets.

Invest more than 5% of its total assets in securities whose issuer or grantor of principal and interest has been in operation for less than three years.

The Fund will not invest more than 5% of its net assets in warrants.

Invest in voting securities, securities of investment companies or exploration or development programs such as oil, gas or mineral leases.